Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2019

1Q19 Added 20,601 New Subscribers

Revenues Increased to RMB233.8 Million ($35.3 Million)

Operating Income Up 15.0% YoY to RMB95.4 Million ($14.4 Million)

Non-GAAP Operating Income Up 17.7% YoY to RMB108.6 Million ($16.4 Million)

Conference Call to be Held on August 24, 2018 at 8:00 a.m. ET

HONG KONG, China, August 23, 2018 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2019 ended June 30, 2018.

First Quarter of Fiscal 2019 Highlights

•                  Revenues increased to RMB233.8 million ($35.3 million) from RMB224.2 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 20,601 and 682,0811, respectively.

•                  Gross profit increased to RMB190.7 million ($28.8 million) from RMB179.4 million in the prior year period. Gross margin increased to 81.5% from 80.0% in the prior year period.

•                  Operating income increased by 15.0% year-over-year (“YoY”) to RMB95.4 million ($14.4 million).

•                  Operating income before depreciation and amortization and share-based compensation expense2 (“non-GAAP operating income”) increased by 17.7% YoY to RMB108.6 million ($16.4 million). No share-based compensation expense was recorded in the reporting quarter.

•                  Net income attributable to the Company’s shareholders increased by 6.4% YoY to RMB73.5 million ($11.1 million), after taking into account the unrealized holding loss of RMB9.3 million ($1.4 million) for equity securities following the adoption of a new accounting standard3.

“In the first quarter of fiscal 2019, we recorded 20,601 new subscribers, in line with our quarterly target. Despite the difficulty in client conversion as consumer spending became more conservative in the face of macroeconomic uncertainty, we are delighted to see new subscriber numbers stabilizing at current levels.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “As we sail through the storm, we will remain focused on penetrating our existing markets as well as searching for business development opportunities in the hematopoietic cord blood industry value chain domestically and abroad, aiming to provide additional cord blood related healthcare and treatment services to our clients.”

Summary — First Quarter Ended June 30, 2017 and 2018

	Three Months Ended June 30,
(in thousands)	2017	2018
	RMB	RMB	US$
Revenues	224,222	233,821	35,336
Gross Profit	179,440	190,663	28,814
Operating Income[4]	82,961	95,442	14,424
Interest Expense	(3,257)	—	—
Net Income Attributable to the Company’s Shareholders	69,135	73,542	11,114
Earnings per Ordinary Share[5] (RMB/US$)
– Basic	0.62	0.61	0.09
– Diluted	0.62	0.61	0.09

Revenue Breakdown (%)
Processing Fees and
Other Services	65.6%	61.3%
Storage Fees	34.4%	38.7%

New Subscribers (persons)	22,523	20,601
Total Accumulated Subscribers (persons)	597,175	682,081 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30,
(in thousands)	2017	2018
	RMB	RMB	US$
Net cash provided by operating activities	226,417	175,317	26,493
Net cash used in investing activities	(10,663)	(7,126)	(1,077)
Net cash provided by financing activities	—	—	—

First Quarter of Fiscal 2019 Financial Results

REVENUES. Revenues increased to RMB233.8 million ($35.3 million) in the first quarter fiscal 2019 from RMB224.2 million in the prior year period. The increase was mostly driven by the enlarged client base.

As the accumulated subscriber base grew to 682,0811 by the end of June 2018, revenues generated from storage fees increased by 17.1% YoY to RMB90.4 million ($13.7 million) in the first quarter of fiscal 2019. Storage fee revenues accounted for 38.7% of total revenues.

Revenues generated from processing fees and other services in the reporting quarter were RMB143.4 million ($21.6 million) compared to RMB147.0 million in the prior year period, as recruitment of new subscribers became more difficult under challenging conditions in the reporting quarter. Revenues generated from processing fees accounted for 61.3% of total revenues.

GROSS PROFIT. Gross profit for the reporting quarter increased by 6.3% YoY to RMB190.7 million ($28.8 million). Gross margin improved to 81.5% from 80.0% in the prior year period. Gross margin improvement was led by a rising contribution from storage fees and the implementation of cost saving measures.

OPERATING INCOME. Operating income for the reporting quarter increased by 15.0% YoY to RMB95.4 million ($14.4 million), contributed by the enhanced gross margin and lower operating expenses resulting from cost control measures. Operating margin increased by 3.8 percentage points to 40.8% in the reporting quarter. Depreciation and amortization expenses for the reporting quarter were RMB13.1 million ($2.0 million) compared to RMB12.8 million in the prior year period. No share-based compensation expense was recorded in the reporting quarter compared to a RMB3.4 million reversal of share-based compensation expense in the prior year period. Non-GAAP operating income2 amounted to RMB108.6 million ($16.4 million), representing a 17.7% increase year-over-year.

Sales and Marketing Expenses. Sales and marketing expenses for the reporting quarter amounted to RMB51.4 million ($7.8 million) compared to RMB43.5 million in the prior year period because the reversal of share-based compensation expense resulted in lower sales and marketing expense in the prior year period. Sales and marketing expenses as a percentage of revenues were 22.0%.

General and Administrative Expenses. General and administrative expenses for the reporting quarter decreased to RMB41.0 million ($6.2 million) from RMB50.4 million in the prior year period due to the absence of share-based compensation expense. General and administrative expenses as the percentage of revenues was 17.5%.

OTHER INCOME AND EXPENSES.

Interest Expense. No interest expense occurred in the reporting period whereas RMB3.3 million interest expense related to convertible notes, which were fully converted in April 2017, was recorded in the prior year period.

Unrealized holding loss for equity securities. In the first quarter fiscal 2019, RMB9.3 million ($1.4 million) unrealized holding loss for equity securities was recognized as other expenses under the new accounting standard, whereas such loss was recorded as other comprehensive loss in prior year period.3

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in operating income and the absence of interest expense, offset by the unrealized holding loss for equity securities under the new accounting presentation, income before income tax for the reporting quarter increased to RMB91.0 million ($13.8 million). Income tax expense for the reporting quarter was RMB16.5 million ($2.5 million). Net income attributable to the Company’s shareholders for the reporting quarter increased to RMB73.5 million ($11.1 million) from RMB69.1 million in the prior year period. Net margin for the first quarter fiscal 2019 improved to 31.5% from 30.8% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter fiscal 2019 was RMB0.61 ($0.09).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Friday, August 24, 2018 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-855-824-5644 or 1-646-722-4977 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 24554221#.

1 During the three months ended June 30, 2018, 20,601 new subscribers were recruited. The Company reclassified 138 private cord blood units as donated cord blood units during the three months ended June 30, 2018 after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 682,081 as of June 30, 2018.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 Unrealized holding loss for equity securities was recognized as other expenses instead of other comprehensive losses as practiced previously because of the adoption of Accounting Standards Update No. 2016-01 in the reporting quarter. During the three months ended June 30, 2017 and 2018, unrealized holding loss for equity securities was RMB11.9 million and RMB9.3 million ($1.4 million) respectively.

4 The reported operating income for the three months ended June 30, 2017 and 2018 included the following:

(i)       Depreciation and amortization expenses for the three months ended June 30, 2017 and 2018 were RMB12.8 million and RMB13.1 million ($2.0 million), respectively; and

(ii)     During the three months ended June 30, 2017, a net reversal of RMB3.4 million in share-based compensation expense related to the restricted share units (“RSUs”) scheme was recorded whereas no such expense or reversal was recorded in the current period since the RSUs were fully vested in the quarter ended March 31, 2018.

5 Taking into account the 7,080,000 shares (related to the RSU scheme) issued and deposited to a trust sponsored and funded by the Company, in addition to 113,524,742 outstanding shares for the three months ended June 30, 2017, basic and diluted earnings per ordinary share would be RMB0.59 for the three months ended June 30, 2017.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2018 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending June 30, 2018 were made at the noon buying rate of RMB6.6171 to $1.00 on June 29, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2018

	March 31,	June 30,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,423,165	668,444
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; June 30, 2018: RMB64,340 (US$9,723))	107,818	104,583	15,805
Inventories	27,718	37,494	5,665
Prepaid expenses and other receivables	22,276	22,828	3,449
Total current assets	4,408,422	4,588,070	693,363
Property, plant and equipment, net	552,960	548,803	82,938
Non-current deposits	233,115	243,789	36,842
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; June 30, 2018: RMB71,764 (US$10,845))	101,809	97,658	14,759
Inventories	71,758	72,945	11,024
Intangible assets, net	102,065	100,910	15,250
Investment in equity securities	153,882	152,571	23,057
Other investment	189,129	189,129	28,582
Deferred tax assets	31,295	34,194	5,168
Total assets	5,844,435	6,028,069	910,983

LIABILITIES
Current liabilities
Accounts payable	11,372	15,729	2,377
Accrued expenses and other payables	73,023	79,780	12,056
Dividend payable	—	63,610	9,613
Deferred revenue	366,373	368,291	55,657
Income tax payable	17,407	17,177	2,596
Total current liabilities	468,175	544,587	82,299
Non-current deferred revenue	1,874,014	1,934,510	292,350
Other non-current liabilities	362,876	375,540	56,753
Deferred tax liabilities	20,628	20,390	3,081
Total liabilities	2,725,693	2,875,027	434,483

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 shares issued and 120,824,742 shares outstanding as of March 31, and June 30, 2018	83	83	13
Additional paid-in capital	2,053,866	2,053,866	310,387
Treasury stock, at cost (March 31 and June 30, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(425)
Accumulated other comprehensive loss	(54,654)	(94,090)	(14,219)
Retained earnings	1,116,873	1,189,641	179,783
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,146,685	475,539
Non-controlling interests	5,389	6,357	961
Total equity	3,118,742	3,153,042	476,500
Total liabilities and equity	5,844,435	6,028,069	910,983

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2017 and 2018

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in thousands except per share data)
Revenues	224,222	233,821	35,336
Direct costs	(44,782)	(43,158)	(6,522)
Gross profit	179,440	190,663	28,814
Operating expenses
Research and development	(2,679)	(2,791)	(422)
Sales and marketing	(43,450)	(51,415)	(7,770)
General and administrative	(50,350)	(41,015)	(6,198)
Total operating expenses	(96,479)	(95,221)	(14,390)
Operating income	82,961	95,442	14,424
Other income/(expenses), net
Interest income	4,827	5,698	861
Interest expense	(3,257)	—	—
Foreign currency exchange gains/(losses)	1	(26)	(4)
Unrealized holding loss for equity securities	—	(9,321)	(1,409)
Others	1,149	(759)	(115)
Total other income/(expenses), net	2,720	(4,408)	(667)
Income before income tax	85,681	91,034	13,757
Income tax expense	(15,721)	(16,524)	(2,497)
Net income	69,960	74,510	11,260
Net income attributable to non-controlling interests	(825)	(968)	(146)
Net income attributable to Global Cord Blood Corporation’s shareholders	69,135	73,542	11,114

Earnings per share:
Attributable to ordinary shares
- Basic	0.62	0.61	0.09
- Diluted	0.62	0.61	0.09

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(11,731)	22,880	3,458
- Unrealized holding losses in available-for-sale equity securities	(11,925)	—	—
Total other comprehensive (losses)/income	(23,656)	22,880	3,458
Comprehensive income	46,304	97,390	14,718

Comprehensive income attributable to non-controlling interests	(825)	(968)	(146)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	45,479	96,422	14,572

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months Ended June 30, 2017 and 2018

	Three months ended June 30,
	2017	2018
	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	82,961	95,442	14,424

Depreciation and amortization expenses[6]	12,752	13,145	1,987

Share-based compensation expense[7]	(3,438)	—	—

Non-GAAP operating income	92,275	108,587	16,411

6 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

7 Share-based compensation expense relates to the Company’s RSU scheme of which the shares have been fully vested in the quarter ended March 31, 2018, accordingly there will be no share-based compensation expense relating to those RSUs amortized in future periods.